UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
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READING INTERNATIONAL, INC.
________________________________________
(Name of Issuer)

Class B Common Voting Stock, par value $0.01 per share
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(Title of Class of Securities)

755408200
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(CUSIP Number)

December 31, 2016
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755408200
1.	Names of Reporting Persons PICO Holdings, Inc. and PICO Deferred Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization PICO Holdings, Inc. - California PICO Deferred Holdings, LLC - Deleware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 94,323 by PICO Deferred Holdings, LLC
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 94,323 by PICO Deferred Holdings, LLC
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,323 shares owned by PICO Deferred Holdings, LLC
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 5.61% (1)
12.	Type of Reporting Person (See Instructions) HC - PICO Holdings, Inc. CO - PICO Deferred Holdings, LLC

(1) Based on 1,680,590 shares of Class B Voting Common Stock, $0.01 par value per share outstanding at November 8, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2016.

Item 1.

(a)	Name of Issuer: Reading International, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 6100 Center Drive, Suite 900, Los Angeles, CA 90045

Item 2.

(a)	Name of Person Filing: PICO Holdings, Inc.
PICO Deferred Holdings, LLC

(b)	Address of Principal Business Office or, if none, Residence: 7979 Ivanhoe Street, Suite 300, La Jolla, CA 92037

(c)	Citizenship: PICO Holdings, Inc. — California
PICO Deferred Holdings, LLC — Delaware

(e)	Title of Class of Securities: Class B Common Voting Stock

(f)	CUSIP Number: 755408200

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3 (a) (6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3 (a) (19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1 (b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b) (1) (ii) (F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1 (b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1 (b) (1) (ii) (J);

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 94,323 shares by PICO Deferred Holdings, LLC

(b)	Percent of Class: 5.61%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 94,323 by PICO Deferred Holdings, LLC

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 94,323 by PICO Deferred Holdings, LLC

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

PICO Deferred Holdings, LLC is a Delaware limited liability company and is a wholly-owned subsidiary of PICO Holdings, Inc. a California corporation.

Item 8. Identification and Classification of Members of the Group:

PICO Holdings, Inc. owns 100% of the membership interest of PICO Deferred Holdings, LLC.

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

(a)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	By:	PICO Holdings, Inc. and
PICO Deferred Holdings, LLC

	By:	/s/ John T. Perri
	Name:	John T. Perri
	Title:	Chief Financial Officer and Secretary